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Press Release                                      New York Stock Exchange "PBY"
                                                   For Immediate Release
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                                                               December 22, 1998


                       Pep Boys to Commence Tender Offer
                For Up To 10,000,000 Shares Of Its Common Stock


The Pep Boys -- Manny, Moe & Jack (NYSE: "PBY") announced today that it will commence a "Dutch Auction" issuer tender offer to purchase for cash up to 10,000,000 shares of its issued and outstanding common stock, par value $1.00 per share. The tender offer will begin Wednesday, December 23, 1998, and will expire, unless extended, at 12:00 midnight, New York City time, on Friday, January 22, 1999.

Terms of the tender offer, which are described more fully in the Offer to Purchase and the Letter of Transmittal, invite the Company's shareholders to tender up to 10,000,000 shares of the Company's common stock to the Company at prices not greater than $16.00 nor less than $13.50 per share, as specified by the tendering shareholders. The offer is subject to certain conditions, including the Company's having obtained sufficient financing to fund the purchase of shares tendered in the offer and pay all related fees and expenses. The Company will determine the lowest single per share price (not greater than $16.00 nor less than $13.50 per share) net to the seller in cash that will allow it to purchase 10,000,000 shares (or such lesser number of shares as are validly tendered and not withdrawn) pursuant to the offer. Such lowest single per share price will be the purchase price the Company will pay for all shares validly tendered at prices at or below such purchase price and not withdrawn. If more than 10,000,000 shares are tendered, there will be a proration. Shares tendered at prices in excess of the purchase price and shares not purchased because of proration will be returned at the Company's expense. The Company reserves the right, in its sole discretion, to purchase more than 10,000,000 shares pursuant to the offer.

The Offer to Purchase, the Letter of Transmittal and related documents will be mailed to shareholders of record of the Company's common stock and will also be made available for distribution to beneficial owners of such common stock.

Neither the Company nor its Board of Directors makes any recommendation to shareholders as to whether to tender or refrain from tendering their shares.

On December 22, 1998, the closing price of the Company's common stock was $13.50 per share.

Credit Suisse First Boston Corporation will serve as the dealer manager for the tender offer. MacKenzie Partners, Inc. will serve as the information agent. Any questions or requests for copies of tender offer materials may be directed to Credit Suisse First Boston Corporation at 800-881-8320 or Mackenzie Partners, Inc. at 800-322-2885.

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Contact: Nancy R. Kyle, Director of Investor Relations
3111 West Allegheny Avenue, Philadelphia, PA 19132
Phone: 215-430-9720   Fax: 215-223-5267
E-mail address: Nancy-Kyle@pepboys.com
Internet: http://www.pepboys.com